FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 27, 2004

Commission File Number [            ]

Telefónica Móviles, S.A

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐    No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:	Telefónica Móviles Quaterly Results April-June.

Telefónica Móviles Results

•	Growth in consolidated net income of 14.2% vs. 1H03 to €889.1MM.

•	Stripping out extraordinary results, net income was €903.7MM, an increase of 16.9% vs. 1H03.

•	Consolidated free cash flow generation[1] was 6.3% higher than in 1H03, up to €1,244MM despite the increase in capex.

•	High levels of commercial activity, with growth of 52.5% vs. 1H03:

•	Telefónica Móviles managed customer base reached 55.8MM (+21.0% vs. 1H03).

•	Strong customer growth in Latin America, with over 2.6MM net adds in 2Q04 (nearly 2.1MM in 1Q04 and 0.9MM in 2Q03).

•	Including the customers from BellSouth’s Latin American operators[2], the total managed customer base would be over 68MM.

•	Maintaining leadership in Spain, despite a more aggressive commercial environment. Sustained growth in MOU & ARPU:

•	In a highly mature market and an aggressive commercial environment, Telefónica Móviles España (TME) reaches 18.6MM customers (net of 1.3 million inactive prepaid SIM cards no longer considered in the reported customer base3) and maintains its leadership position.

•	Focus on high-value customers and specific segments with high growth potential. The contract segment’s weight increased to 46.2% in 1H04 (+8.5 p.p. vs.1H03).

•	Growing network usage, with a 15.2% increase in total traffic carried vs. 1H03 and 17.0% in on-net traffic.

•	Further growth in ARPU to €30.3 in 1H04, with a 5.9% increase vs. 1H03. Including the impact of the SIM cards no longer considered in the reported customer base[3], ARPU would stand at €31.2 in 1H04.

•	Increasing contribution from data revenues, which reached €467MM in 1H04, a year-over-year increase of 17%.

•	EBITDA at TME advanced 9.7% vs. 1H03, leaving an EBITDA margin of 52.7%, with the Company maintaining a high operating efficiency despite strong competitive pressure.

•	Strong advance in the customer base in Latin America, to 35MM managed customers, with growth in 2Q04 close to 3 times higher than in 2Q03.

•	Vivo still leading customer acquisition in Brazil:

•	Vivo ended June with more than 23.5MM customers after adding 1.6MM new customers in 2Q04 (1.2MM in 1Q04).

•	Vivo maintains its leadership position in Brazil, with an estimated share of 44% of the whole market and 55% in its areas of operation.

•	Solid growth of outgoing traffic (+27.6% vs. 1H034).

•	Further growth in data services, which now contribute over 4% of service revenues.

•	The EBITDA margin was 35.8% in 1H04, reflecting the impact of higher commercial costs due to the Company’s profitable growth strategy, focused on capturing the high growth potential of the market.

[1]	Consolidated Free Cash Flow = EBIT (1-t) + Depreciation – Capex – Capitalized Opex.
[2]	Figures for BellSouth’s Latin American operators, whose acquisition was agreed in March, at the end of 2Q04, ended on May 04.
[3]	At the close of 1H04 the Company decided it will no longer include 1.3MM inactive prepaid SIM cards in its reported customer base. For reporting purposes, this adjustment has been made from 1 April 2004 and all the operating metrics corresponding to 2Q04 and 1H04 have been calculated taking this adjustment into account.
[4]	Including TCO from January 1, 2003.

April-June	1
2004

Telefónica Móviles Results

•	Telefónica Móviles México stand at 4.1MM customers:

•	Strong commercial activity maintained, with net adds of 308 thousand customers in 2Q04.

•	Sharp growth in the GSM customer base and traffic, representing 49% of the total in 2Q04.

•	Increase in GSM coverage to 70% of the Mexican GDP.

•	Year-over-year growth of 14.1% in consolidated operating revenues vs. 1H03:

•	Consolidated revenues totalled €5,287.9MM. Assuming constant exchange rates and excluding the impact of TCO’s contribution to the consolidated results during the first 4 months of 2004 and changes in the consolidation perimeter[5], revenues would have grown 14.7% vs. 1H03.

•	Services revenues were over €4,643MM (+10.6% vs. 1H03).

•	TME’s operating revenues increased by 12.5%, while operating revenues from consolidated Latin American operators show a year-over-year increase, in euros, of 19.3% (21.5% stripping out the impact of exchange rates and TCO’s contribution to the consolidated results during the first 4 months of 2004).

•	Growth in EBITDA of 6.8% year-over-year vs. 1H03:

•	Consolidated EBITDA was €2,270.8MM. Assuming constant exchange rates and excluding the impact of TCO’s contribution to the consolidated results during the first 4 months of 2004 and changes in the consolidation perimeter, EBITDA would have grown 4.6% vs. 1H03.

•	The consolidated EBITDA margin reached 42.9% in 1H04 despite the strong commercial activity.

•	Consolidated net financial debt has fallen by 27.0% in the last 12 months.

•	The Company maintains its guidance[6] for growth in 2004:

•	Consolidated revenue growth above 13%.

•	Consolidated EBITDA growth above 7%.

•	Consolidated capex of €1,600MM.

[5]	Excluding the sale of M-Solutions and of 3G Mobile (Austria).
[6]	Assuming constant exchange rates and excluding changes in the consolidation perimeter from December 2003.

April-June	2
2004

Telefónica Móviles Results

The consolidated financial statements for Telefónica Móviles Group do not include the mobile operators of Chile and Puerto Rico managed by Telefónica Móviles

As regards comparative information and changes in the consolidated Group, we would highlight the following:

•	Tele Centro Oeste Celular Participaçoes, S.A. (“TCO”) has been integrated within Telefónica Moviles’ consolidation perimeter since 1 May 2003, so it only impacted results for two months during 1H03, compared to six months during 2004.

In October 2003, TCP increased its shareholding in TCO to 86.58% of ordinary shares –which represents 28.87% of total share capital (not including treasury stock).

•	The sale of 100% of Telefónica Mobile Solutions’ to TS Telefónica Sistemas SA, a company belonging to Telefónica Group, took place in June 2003, with effect from 31 March 2003. Since that date, it is not integrated within Telefónica Moviles’ consolidation perimeter.

•	In July 2003 Medi Telecom carried out a capital increase, as a result of which Telefónica Móviles increased its stake to 32.18%.

•	In December, 2003, Telefónica Móviles sold its Austrian subsidiary, 3GMobile Telecommunications GmbH, to the mobile operator Mobilkom Austria. As of that date, this subsidiary no longer forms part of the consolidation perimeter of the Group.

•	In Brazil, in March 2004, the tax credits used by Tele Leste, TCO, CRT and Tele Sudeste as a result of the existing goodwill in those companies were capitalized. This capitalization has not resulted in any cash outflow for Brasilcel, but has led to an increase in the shareholdings in these companies.

•	In June 2004 the company acquired an additional 13.95% in Mobipay Internacional, and now holds a 50% stake in the company. The percentage increase prompted a change in how Mobipay International is consolidated, from the equity method to the proportional method.

•	At the end of June 2004 Brasilcel acquired from NTT DoCoMo and Itochu Corporation a total 10.5% of the share capital of Sudestelcel Participaçoes, the holding company controlling a stake in Tele Sudeste Celular Participaçoes. Through this operation, Brasilcel now controls 100% of Sudestelcel Participaçoes.

April-June	3
2004

Telefónica Móviles Results

For an easier understanding of Telefónica Móviles’ financial statements, the economic stakes held by the Company in each of its subsidiaries, along with the consolidation method used in its consolidated financial statements in each period, are provided.

Economic ownership

	June		Consolidation method
	2004	2003	2Q 2004	2Q 2003
T. Moviles España	100.00%	100.00%	Full consolidation	Full consolidation
Brasilcel [1]	50.00%	50.00%	Proportional method	Proportional method
TCP Argentina	97.93%	97.93%	Full consolidation	Full consolidation
TEM Perú	97.97%	97.97%	Full consolidation	Full consolidation
T. Móviles México	92.00%	92.00%	Full consolidation	Full consolidation
TEM El Salvador	90.26%	90.26%	Full consolidation	Full consolidation
TEM Guatemala	100.00%	100.00%	Full consolidation	Full consolidation
Group 3G (Germany)	57.20%	57.20%	Full consolidation	Full consolidation
IPSE 2000 (Italy)	45.59%	45.59%	Equity method	Equity method
3G Mobile (Austria) [2]	—	100.00%	—	Full consolidation
3G Mobile AG (Switzerland)	100.00%	100.00%	Full consolidation	Full consolidation
Medi Telecom [3]	32.18%	31.34%	Equity method	Equity method
TM Interacciona	100.00%	100.00%	Full consolidation	Full consolidation
Mobipay España	13.36%	13.33%	Equity method	Equity method
Mobipay International [4]	50.00%	36.00%	Proportional method	Equity method
TmAs	100.00%	100.00%	Full consolidation	Full consolidation

[1]	Joint Venture which fully consolidates Tele Sudeste Celular, Celular CRT, Tele Leste Celular, Telesp Celular Participaçoes. Telesp Celular Participaçoes fully consolidates Global Telecom and from May 2003 Tele Centro Oeste Participaçoes.

Brasilcel’s stake in subsidiaries: Tele Sudeste Celular 86.68%; Telesp Celular Participaçoes 65.12%; Global Telecom 65.12%; CRT Celular 50.42%; Tele Leste Celular 27.86% and Tele Centro Oeste Participaçoes 19.04%.

[2]	After the disposal of 3G Mobile to Mobilkom Austria, with effect from December 2003 this company is not integrated within Telefónica Móviles’ consolidation perimeter.

[3]	Telefónica Móviles’ stake increased to 32.18% after Medi Telecom’s capital increase in July 2003.

[4]	In June 2004 Telefónica Móviles, S.A. has increased its stake to 50%

Exchange rates

	Profit and Losses (1)		Balance sheet and Capex
	June 2004	June 2003	June 2004	June 2003
Argentina (€ / Argentinean Peso)	3.562	3.306	3.595	3.200
Brazil (€ / Brazilian Real)	3.641	3.548	3.777	3.282
El Salvador (€ / Colon)	10.731	9.651	10.636	9.999
Guatemala (€ / Quetzal)	9.883	8.697	9.637	9.078
Mexico (€ / Mexican Peso)	13.994	11.559	13.872	11.976
Peru (€ / Peruvian Nuevo Sol)	4.258	3.829	4.220	3.967

[1]	These average exchange rates are used to convert the P& L accounts of the Group foreign subsidiaries from local currency to euros. P& L accounts for subsidiaries that use inflation adjusted accounting criteria (Mexico, Peru and T-MAS Chile), are first converted to US dollars at the closing exchange rate, and then the conversion into euros is made according to the average exchange rate.

[2]	Exchange rates as of 30/ 06/ 04 and 30/ 06/ 03.

April-June	4
2004

Telefónica Móviles Group

Telefónica Móviles Group

Consolidated Income Statement

Unaudited figures	In million Euros
	January - June		% Change	April - June		% Change
	2004	2003		2004	2003
Operating revenues	5,287.9	4,635.9	14.1	2,727.4	2,506.2	8.8

EBITDA	2,270.8	2,127.0	6.8	1,152.2	1,133.9	1.6

Operating profit	1,552.6	1,402.2	10.7	792.7	766.4	3.4

Income before taxes	1,325.9	1,157.0	14.6	648.5	639.7	1.4

Net income before minority interests	887.8	768.1	15.6	460.4	422.0	9.1

Net income	889.1	778.9	14.2	465.9	419.8	11.0

Free Cash Flow [1]	1,243.6	1,170.1	6.3	604.0	548.7	10.1

Outstanding shares (million)	4,330.6	4,330.6	—	4,330.6	4,330.6	—
Net income per share	0.21	€0.18	€14.2	0.11	€0.10	€11.0
FCF per share [2]	0.29	€0.27	€6.3	0.14	€0.13	€10.1
Dividend per share	0.1838	€0.1750	€5.0	0.1838	€0.1750	€5.0

[1]	Free Cash Flow = EBIT (1- t) + Amortization - Capex - Capitalized opex

[2]	Free Cash Flow per share

Telefónica Móviles obtained net income of €889.1MM in the first six months of 2004, an increase of 14.2% vs. 1H03.

Commercial activity remained strong in 2Q04 in the main areas of operation, extending the trend of 1Q04. The Group operators maintained their competitive positioning despite stiffer competition from their main rivals.

Growth in cellular telephony was particularly strong in the Latin America markets in which the Group is present. In all, the companies managed by Telefónica Móviles in the region achieved net adds of over 2.6MM in 2Q04, triple the number seen in 2Q03 and 25.6% higher than in 1Q04. Telefónica Móviles ended June 2004 with 56MM managed customers in all its markets (+21% vs. 1H03), 35MM from its Latin American operators and 18.6MM from TME7.

Including the customers from BellSouth’s Latin American operators8, whose acquisition was agreed in March, Telefónica Móviles’ would have over 68MM managed customers, 47.5MM of which corresponding to Latin America.

Key aspects of the 1H04 results are as follows:

•	Year-over-year growth of 14.1% in operating revenues to €5,287.9MM in 1H04. Assuming constant exchange rates and excluding the impact of TCO’s contribution to the consolidated results during the first 4 months of 2004 and changes in the consolidation perimeter, revenues would have grown 14.7% in 1H03 year-over-year.

As pointed out in the 1Q04 results, the pace of year-over-year growth in operating revenues eased in 2Q04, in line with the Company’s target of more than 13% growth for the full year (assuming constant exchange rates and excluding changes in the consolidation perimeter from December 2003).

It must be remembered that TCO’s incorporation to the Group’s consolidation perimeter took place on May 1st, 2003, and therefore the impact on comparisons is significantly reduced when comparing 2Q04/2Q03.

By components, service revenues (€4,643MM) advanced 10.6% vs. 1H03,

[7]	At the close of 1H04 the Company decided it will no longer include 1.3MM inactive prepaid SIM cards in its reported customer base. For reporting purposes, this adjustment has been made from 1 April 2004 and all the operating metrics corresponding to 2Q04 and 1H04 have been calculated taking this adjustment into account.
[8]	Figures for BellSouth’s Latin American operators, whose acquisition was agreed in March, at the end of 2Q04, ended on May 04.

April-June	5
2004

Telefónica Móviles Group

while handset sales (€644MM) rose 47.1% year-over-year. The sharp slowdown in the year-over-year growth rate of handset sales was mostly due to the lower growth recorded by TME (+75% in 1Q04 vs. 1Q03; +18% in 2Q04 vs. 2Q03).

By companies, TME obtained operating revenue of €3,904MM in 1H04 (+12.5% vs. 1H03).

Operating revenues from consolidated Latin American operators showed absolute growth in euros of 19.3% and accounted for 26% of Group revenues in 1H04. Excluding the impact of exchange rates and TCO’s contribution to the consolidated results during the first 4 months of 2004, these revenues would have shown growth of 21.5% vs. 1H03.

•	Increase of 6.8% in consolidated EBITDA vs. 1H03 to €2,270.8MM. Excluding the impact of exchange rates,TCO’s contribution to the consolidated results during the first 4 months of 2004 and changes in the Group’s consolidation perimeter, consolidated EBITDA would have grown 4.6% vs. 1H03.

The Company maintains its 2004 forecasts growth of over 7% in consolidated EBITDA for the full year (assuming constant exchange rates and excluding changes in the consolidation perimeter from December 2003).

The EBITDA margin was 42.9% in 1H04. The decline in the margin vs. 1H03 (-2.9p.p.) was due to the stronger commercial activity recorded in the first six months of the year, especially in 2Q04, which led to higher commercial costs.

TME obtained EBITDA of €2,058.7MM in 1H04, 9.7% higher than in 1H03, leaving an EBITDA margin of 52.7%.

EBITDA for the Group’s consolidated Latin American subsidiaries in euros fell by 15.4% vs. 1H03, reflecting our strategy to capture the growth potential existing in our markets, despite the short term impact of commercial efforts in EBITDA margins.

Assuming constant exchange rates and excluding TCO’s contribution to the consolidated results during the first 4 months of 2004, these companies’ EBITDA would have declined 30.1% vs. 1H03.

As regards non-operating items, we would highlight:

•	Improvement in income from associated companies, as net losses from companies consolidated by the equity method declined by 56% (-€21MM vs. -€48MM in 1H03). Losses attributable to the Group through its stake in Médi Telecom showed a year-over-year decrease of 63% in 1H04 (-€8.8MM vs. -€23.5MM in 1H03), with an improving performance in 2Q04 (-25% vs. 1Q04). Meanwhile, losses attributable to IPSE 2000 were halved (-€11.0MM vs. -€22.3MM in 1H03).

•	The slight decrease in net financial results vs. 1H03 (-3%) was due mostly to lower net financial expenses derived from the decrease in average net debt.

The increase in this item in 2Q04 vs. 1Q04 was due to the €28MM inflation adjustment in Mexico recorded in 1Q04, not having registered in 2Q04 an additional significant increase as CPI was stable vs. 1Q04.

Consolidated net financial debt at the end of June 2004 stood at €4,856MM, 5% lower than at the end of 2003 and signalling a decrease of 27% in the last 12 months. The increase vs. 1Q04 (+15%) is impacted by dividend payments in 2Q04.

Proportionate net financial debt at the end of June 2004 stood at €5,567MM (-4% vs. December 2003; -24% vs. 1H03).

•	The decrease in goodwill amortization of 17% in 1H04 to €38.6MM is largely the result of the allocation in 4Q03 of part of the goodwill at Telefónica Móviles México as higher value of the operator’s licenses. Also, in 2Q04, and after finalising the analysis of TCO’s assets & liabilities, part of the goodwill arising from the TCO acquisition was recorded as an increase in the value of the company’s assets, mostly licenses and telephone installations.

•	Net extraordinary losses of €14.6MM vs. €6.0MM of extraordinary profits in 1H03.

As for consolidated capex, it amounted to €483.8MM in 1H04, a 4% year-over-year

April-June	6
2004

Telefónica Móviles Group

increase, fuelled by the rollout of TME’s UMTS network and the GSM network in Argentina. Capex committed at the end of June was €1,119MM, reflecting the capex related to GSM network rollout in Mexico and higher capex in Brazil to increase the capacity of the networks.

Consolidated free cash flow generation9 in 1H04 was €1,244MM, an increase of 6.3% vs. the same period of 2003, underpinned by higher operating results in the period.

[9]	Consolidated Free Cash Flow = EBIT (1-t) + Depreciation – Capex – Capitalized Opex.

April-June	7
2004

Telefónica Móviles Group

The following significant events took place during the last few months:

•	On July 26th Telefónica Móviles announced that it has accepted the terms of the proposal approved by the extraordinary shareholders’ meeting of Telefónica CTC Chile for the acquisition by Telefónica Móviles of 100% of the shares of Telefónica Móvil Chile, in which the purchase price is increased by up to a maximum of $US51MM, to compensate for the fiscal cost of the transaction for CTC.

The price offered by Telefónica Móviles for the purchase of 100% of the shares of Telefónica Móvil Chile was US$1,007MM. Telefónica Móviles assumes the debt of Telefónica Móvil Chile, which at 31 March 2004 stood at $US243MM.

•	On June 16th, the company paid a gross dividend of €0.1838, implying a total cost of €796MM.

•	In May, Telefónica Móviles, S.A., through its subsidiary Telefónica Móviles Uruguay, was awarded usage rights for spectrum in Uruguay which will allow it to provide mobile telephony services during an initial period of 20 years.

Market Size

	In thousands
	Total [1]			Managed [2]			Equity [3]
	June		% Change	June		% Change	June		% Change
	2004	2003		2004	2003		2004	2003
Spain and Mediterranean Basin
Subscribers	20,787	20,640	0.7%	20,787	20,640	0.7%	19,330	19,429	-0.5%
Pops	73,073	71,977	1.5%	73,073	71,977	1.5%	52,603	51,498	2.1%
Latin America
Subscribers	32,110	23,330	37.6%	35,003	25,454	37.5%	14,671	10,328	42.0%
Pops	318,671	311,633	2.3%	338,105	330,838	2.2%	211,098	205,562	2.7%
TOTAL
Subscribers	52,897	43,970	20.3%	55,791	46,094	21.0%	34,001	29,758	14.3%
Pops	391,745	383,610	2.1%	411,178	402,815	2.1%	263,701	257,060	2.6%

[1]	Total customers from all operators in which Telefónica Móviles holds an economic participation. Excludes Chile and Puerto Rico.

[2]	Total subscribers plus the subscribers of managed companies in Chile and Puerto Rico.

[3]	Total subscribers weighted by the economic interest held in each company. Excludes Chile and Puerto Rico.

Results by geographic regions

Unaudited figures	In million Euros
	REVENUES						EBITDA
	January - June		% Change	April - June		% Change	January - June		% Change	April - June		% Change
	2004	2003		2004	2003		2004	2003		2004	2003
Spain	3,904.0	3,469.6	12.5%	2,021.4	1,865.8	8.3%	2,058.7	1,875.9	9.7%	1,055.9	991.7	6.5%
Latinamerica [1]	1,382.8	1,159.0	19.3%	705.9	636.7	10.9%	246.3	291.0	-15.4%	115.0	157.9	-27.2%
Rest and intragroup sales	1.2	7.3	-83.8%	0.1	3.7	-97.6%	-34.2	-39.9	-14.4%	-18.8	-15.8	19.2%
TOTAL	5,287.9	4,635.9	14.1%	2,727.4	2,506.2	8.8%	2,270.8	2,127.0	6.8%	1,152.2	1,133.8	1.6%

[1]	The comparison is affected by the incorporation of TCO from May 2003.

April-June	8
2004

Spain

•	High commercial activity, mainly focused on high-value customers with an increase of 8.5 p.p. in the weight of the contract segment within TME’s total customer base.

•	Ongoing migration from pre-paid to contract.

•	Launch of commercial offers targeted at specific segments with high growth potential.

•	Sustained growth in MOU and ARPU, driven by a rise in voice traffic and data services.

•	Solid operating profitability despite increased activity and the commercial impact of number portability actions.

T. Móviles España

	In thousands
	June		% Change
	2004	2003
Subscriber Data [1]
Total subscribers	18,639	18,877	n.c.
Prepaid	10,034	11,764	n.c.
Contract	8,605	7,113	n.c.
Equity Subscribers	18,639	18,877	n.c.

Unaudited figures					In million Euros
	January - June		% Change		April - June		% Change
	2004	2003			2004	2003
Financial Data
Operating revenues	3,904.0	3,469.6	12.5%		2,021.4	1,865.8	8.3%
EBITDA	2,058.7	1,875.9	9.7%		1,055.9	991.7	6.5%
EBITDA Margin	52.7%	54.1%	-1.3	p.p	52.2%	53.2%	-0.9	p.p

[1]	At the close of 1H04 the Company decided it will no longer include 1.3MM inactive prepaid SIM cards in its reported customer base. For reporting purposes, this adjustment has been made from 1 April 2004 and all the operating metrics corresponding to 2Q04 and 1H04 have been calculated taking this adjustment into account.

Operating Revenues (% over total)

	January - June		April - June
	2004	2003	2004	2003
Customer revenues	67%	66%	65%	64%
Interconnection	19%	21%	19%	20%
Handset sales	11%	9%	12%	11%
Roaming-in	3%	3%	3%	4%
Other	0%	1%	1%	1%

Within an increasingly mature market and more aggressive commercial efforts by competitors, especially in number portability actions, TME has focused its efforts on high-value segments.

Given the growing trend of second lines and of shared lines which become inactive, in spite of the different actions by TME to stimulate their usage, and in order to more accurately monitor the fundamental business ratios and the real contribution of clients to revenue generation, the Company decided at the close of 1H04 it would no longer include 1.3MM inactive prepaid SIM cards in its reported customer base, or in the calculation of its business metrics. For reporting purposes, this adjustment has been made from 1 April 2004 and all the operating metrics corresponding to 2Q04 and 1H04 have been calculated taking this adjustment into account. As a result, at the close of June 2004, the reported customer base of TME was over 18.6MM. It should be pointed out that this decision has no impact on the economic results of the Company.

It should be noted that in order to determine the relative positions of the operators in the market, their market share should be analysed in terms of revenues. As the Spanish telecommunications regulator (CMT) has noted in its recent report, based on information provided by the companies, TME is the only operator whose market share in

April-June	9
2004

Business performance by geographic region

terms of service revenue10 is clearly larger than its market share in terms of lines. This gives an idea of the greater relative quality of the customer base of TME.

	2002
%	TME	Vodafone	Amena
Share of customers (lines)	54.9	25.8	19.3
Share of service revenues	57.3	26.3	16.4

Gap in shares (p.p.)	2.4	0.5	-2.9

	2003
%	TME	Vodafone	Amena
Share of customers (lines)	52.8	25.3	21.9
Share of service revenues	57.0	25.5	17.5

Gap in shares (p.p.)	4.2	0.2	-4.4

Source: CMT 2003 annual report

As for commercial activity in 1H04, there was an increase of 13% in total volume (including additions, migrations and handset upgrades) vs. 1H03.

Reflecting the company’s focus on high value customers, we would highlight the rapid pace of prepaid to contract migration, still one of the main growth drivers of TME’s MOU and ARPU. In 2Q04, there were close to 256,000 migrations, taking the total for 1H04 to over 563,000 (+11% vs. 1H03).

The migration process has contributed to the 8.5 p.p. increase in the weight of the contract segment within TME’s total customer base to 46.2% at the end of 2Q04 vs. 2Q03.

In a context of strong and increasingly aggressive competition in number portability actions, where related high commercial costs can only be justified in the high-value segments, the Company has decided not to carry out proactive initiatives in the prepaid segment, concentrating its efforts on residential contract customers and the corporate segment. This commercial strategy has produced a small net loss in the prepaid segment in 1H04, although TME continues to have a positive net balance in the higher value segments.

As regards other loyalty activities, TME continues to record high handset upgrade rates through the MoviStar Plus points programme and the Estrena programme designed exclusively for prepaid customers. In all, there were more than 1,739,000 handset upgrades through loyalty initiatives in 1H04.

Meanwhile, and in line with the Company strategy of capturing the strong growth potential offered by specific segments, various commercial offers and services, targeted at such segments, have been launched. In recent months, hybrid contract/prepaid products have been launched for the family and corporate segments, as well as prepaid products with a minimal recharge commitment and an integral offer for the immigrant segment.

As for the main traffic and customer usage ratios, traffic carried on TME’s networks totalled 10,600MM minutes in 2Q04 (+13.6% vs. 2Q03) and nearly 20,500MM in 1H04 (+15.2% vs. 1H03), driven by growth in outgoing traffic (+15.6% vs. 1H03). MOU for 1H04 was 120 minutes, with a 7.4% year-over-year increase. Excluding the impact of the SIM cards not considered in the reported customer base11 MOU would have reached 124 minutes in 1H04 ( 132 in 2Q04).

With respect to other data services, we would underline the increasing number of users of GPRS technology services, which now number more than 2.5MM. TME now has some 780,000 users of its multimedia messaging (MMS) and 450,000 users of its i-mode service.

Meanwhile, TME has continued to broaden the range of MoviStar TSM handsets it sells. In June it launched the TSM7, a multi-feature phone which has i-mode™ technology, tri-band (GSM 900/1800/1900) and GPRS capacity. The TSM7 is equipped with a WAP browser, a built-in VGA digital camera, DoJa videogames downloading and a 65,000-colour TFT screen.

At the end of May, TME began marketing its first UMTS videotelephone services in Spain, while extending the possibilities of the “Oficin@ MoviStar UMTS/GPRS” mobile connectivity service to its residential customers.

Also, reflecting progress in the FreeMove alliance, it is worth noting the launch of the new Single European Tariff for calls to western Europe between networks of the alliance operators. This makes the price structure much more transparent to

[10]	Service revenues: Subscription and monthly fees, outgoing traffic, SMS, Roaming-Out and data revenues. Source: CMT.
[11]	At the close of 1H04 the Company decided it will no longer include 1.3MM inactive prepaid SIM cards in its reported customer base. For reporting purposes, this adjustment has been made from 1 April 2004 and all the operating metrics corresponding to 2Q04 and 1H04 have been calculated taking this adjustment into account.

April-June	10
2004

Business performance by geographic region

customers using their mobile phones outside Spain by presenting a single price of €0.75 per minute, regardless of where or when the call is made.

Thanks to all these factors, ARPU has continued to grow, showing a 5.9% increase vs. 1H03 to reach €30.3 in 1H04 (€31.0 in 2Q04). Including the impact of the SIM cards not considered in the reported customer base11, ARPU would have reached €31.2 in 1H04 and €33.0 in 2Q04.

We would also highlight the 17% increase in TME’s data revenues vs. 1H03 to more than €467MM. This gives a data ARPU of €3.9 in 1H04 (+10.1% vs. 1H03). Including the impact of the SIM cards not considered in the reported customer base11 data ARPU would have reached €4.0 in 1H04.

Highlights of TME’s financial results in the period are as follows:

•	Operating revenues rose 8.3% year-over-year in 2Q04 (to €2,021MM) and 12.5% in 1H04.

The slowdown in operating revenue growth was mostly the result of the lower year-over-year increase in handset sales, which rose 18.3% in 2Q04 vs. 2Q03 (+75.4% in 1Q04 vs. 1Q03). Also, the growth of service revenues (€1,779MM in 2Q04 and €3,480MM in 1H04) eased due to increased loyalty efforts12, higher traffic promotions and the lower growth of the customer base.

TME maintains its guidance for achieving over 9% growth in operating revenues for the full year.

•	The weight of subscriber acquisition and retention costs over operating revenues in 1H04 was 8.1% (7.9% in 2Q04). The increase vs. 1H03 (6.9%) is the result of the aforementioned increase in commercial activity (+13% vs. 1H03), with an increasing weight of number portability initiatives, which bear a high commercial cost.

•	EBITDA in 2Q04 was €1,056MM, an increase of 6.5% vs. 2Q03. EBITDA in 1H04 was €2,059MM (+10% vs. 1H03).

In a context of aggressive commercial activity, and given the Company’s greater focus on high-value customers, which has caused an increase in commercial costs, the EBITDA margin reached 52.2% in 2Q04 and 52.7% in 1H04, maintaining TME’s position as one of the most efficient companies in the sector.

Despite the tougher competitive environment, TME maintains its guidance of achieving an EBITDA margin above 50% for 2004.

When analysing the EBITDA margin quarterly evolution one should consider the higher weight of handsets sales over total operating revenues in 2Q04 (12%) vs. 1Q04 (10%).

We note that, since March 1st 2004, the fee for using the UMTS spectrum has no longer been capitalised, nor have the other expenses related to this technology, with an impact of €7.7MM on EBITDA in 1H04. UMTS-related expenses capitalised up to now have started being depreciated, with an €20MM impact on depreciation.

•	Capex in 1H04 totalled €268MM, 23.3% more than in 1H03, mostly due to the rollout of the new UMTS network. Capex committed up to June reached €517MM.

[11]	At the close of 1H04 the Company decided it will no longer include 1.3MM inactive prepaid SIM cards in its reported customer base. For reporting purposes, this adjustment has been made from 1 April 2004 and all the operating metrics corresponding to 2Q04 and 1H04 have been calculated taking this adjustment into account.
[12]	Loyalty programs points are accounted as lower service revenues.

April-June	11
2004

Business performance by geographic region

Morocco

•	Recovery in commercial activity.

•	Sustained EBITDA growth trend.

Médi Telecom ended June with 2.149MM customers (+22% vs. June 2003). Net adds in the second quarter amounted to nearly 110 thousand customers, recovering the growth trend after the slight contraction seen in the previous quarter.

Operating revenues continued to advance, reaching €77MM in 2Q04, driven by both customer and traffic growth. In 1H04 operating revenues reached €149MM (+17.7% vs. 1H03).

More noteworthy was the performance of EBITDA, which nearly doubled the figure for 2Q03. Although the Company resumed its commercial activity, the EBITDA margin of 45% in 2Q04 was even higher than that of 1Q04. EBITDA in 1H04 amounted to €65MM, 78.1% more than in 1H03, reaching a 44% EBITDA margin (29.0% in 1H03).

Thanks to another positive operating results performance and to scaling back capex, operating cash flow reached €50MM, outstripping the total for 2003.

April-June	12
2004

Business performance by geographic region

Latin America

Latin America

			In thousands
	June		% Change
	2004	2003
Subscriber Data
Total subscribers [1]	32,110	23,330	37.6%
Prepaid	25,846	17,492	47.8%
Contract	6,264	5,838	7.3%
Equity Subscribers	14,671	10,328	42.0%

Unaudited figures						In million Euros
	January - June		% Change		April - June		% Change
	2004	2003			2004	2003
Financial Data [2]
Operating revenues	1,382.8	1,159.0	19.3%		705.9	636.7	10.9%
EBITDA	246.3	291.0	-15.4%		115.0	157.9	-27.2%
EBITDA Margin	17.8%	25.1%	-7.3	p.p	16.3%	24.8%	-8.5	p.p

[1]	Total customers from all operators in which Telefónica Móviles holds an economic participation. Excludes Chile and Puerto Rico.

[2]	The comparison is affected by the incorporation of TCO from May 2003.

Brazil

•	Vivo continued to lead the market growth, with 1.6MM net adds in the quarter, reaching a customer base over 23.5MM customers.

•	Strong commercial activity in 2Q04, impacting operating results.

•	Growing contribution from data services.

Brazil

		In thousands
	June		% Change
	2004	2003
Subscriber Data
Total subscribers [1]	23,514	17,521	34.2%
Prepaid	18,641	12,843	45.1%
Contract	4,873	4,678	4.2%
Equity Subscribers [2]	6,512	4,804	35.5%

Unaudited figures							In million Euros
	January - June		% Change		% change in local currency		April - June		% Change
	2004	2003					2004	2003
Financial Data [3]
Operating revenues	731.9	585.3	25.1%		27.9%		377.6	344.7	9.5%
EBITDA	262.0	217.3	20.6%		23.7%		119.6	121.5	-1.6%
EBITDA Margin	35.8%	37.1%	-1.3	p.p	-1.3	p.p	31.7%	35.3%	-3.6	p.p

[1]	Subscribers of Brasilcel, the Joint Venture with Portugal Telecom.

[2]	Total subscribers weighted by the economic interest held by Telefónica Móviles and Portugal Telecom in Brasilcel.

[3]	The comparison is affected by the incorporation of TCO from May 2003.

April-June	13
2004

Business performance by geographic region

In 2Q04 the growth of the Brazilian cellular market continued to accelerate, driven by the Mother’s Day and Valentine’s Day commercial campaigns.

Despite a tough competitive environment, Vivo continued to lead the growth of the Brazilian market. In 2Q04, Vivo achieved net adds of over 1.6MM customers, vs. 1.2MM in 1Q04 and 0.55MM in 2Q03 (0.6MM including TCO from April 2003), ending 2Q04 with 23.5MM customers, 34.2% more than in 2Q03 and 7.5% more than in 1Q04. This gives it an estimated market share of 44% for Brazil as a whole and an average of 55% in its areas of operation, practically the same as in previous quarters.

As for customer usage, total MOU in 2Q04 was 90 minutes (-2% vs. 1Q04), while total ARPU was 33 reais (-4% vs. 1Q04). The quarterly decline in ARPU was due to the sharp growth in the customer base mostly in the lower ARPU prepaid segment, and to strong traffic promotions both during this quarter and last. At the end of June 2004, the prepaid segment accounted for 79.3% of Vivo’s total customers vs. 77.9% in March 2004 and 73.3% in 2Q03. Assuming the same customer mix as in 1Q04, ARPU in 2Q04 would have remained flat.

We would underline the growth of outgoing traffic (+10% vs. 1Q04), which more than compensated for lower incoming traffic.

It must be remembered that figures for 2Q04 are not comparable with 2Q03 due to the incorporation of TCO in May 2003 and the impact of the migration to SMP.

Meanwhile, the usage of data services continued to grow. These now represent more than 4% of Vivo’s total service revenues, double the weight of 1H03.

As regards Vivo’s results, operating revenues in 1H04 were €732MM, a year-over-year increase of 27.9% in local currency, thanks mainly to the increased commercial activity and higher service revenues. Excluding TCO’s contribution during the first 4 months of 2004, operating revenues would have grown 12.5% vs. 1H03 in local currency.

EBITDA was 14.9% lower vs. 1Q04 in reais on the back of the strong commercial activity in the quarter, which saw two of the year’s main campaigns, leading to a 35% increase in net adds vs. 1Q04.

EBITDA for 1H04, in local currency, increased 23.7% year-over-year. Excluding TCO’s contribution during the first 4 months of 2004 EBITDA would have grown 5.6% vs. 1H03.

The EBITDA margin after management fees was 31.7% in 2Q04 and 35.8% in 1H04, reflecting the impact of higher commercial costs.

With respect to capex, Vivo operators invested €71MM in 1H04, an increase of 69% vs. 1H03. The growth was mainly the result of TCO’s consolidation and larger capex to expand coverage of Vivo’s 1XRTT networks and boost the capacity of the operators’ networks in order to meet the growth of the customer base. Committed capex in 1H04 amounts to €182MM.

Mexico

•	Customer base exceeds the 4MM mark.

•	Sound commercial activity continued, with 308 thousand net adds.

•	Progress in GSM network roll-out, now reaching a level of the population that supposes 70% of the national GDP.

April-June	14
2004

Business performance by geographic region

T. Móviles México

	In thousands
	June		% Change	March 2004	% Change 2Q04 /1Q04
	2004	2003
Subscriber Data
Total subscribers	4,080	2,539	60.7%	3,772	8.2%
Prepaid	3,862	2,261	70.8%	3,550	8.8%
Contract	218	278	-21.6%	222	-1.8%
Equity Subscribers	3,754	2,336	60.7%	3,470	8.2%

Unaudited figures											In million Euros
	January - June		% Change		% change in local currency		April - June 2004	January - March 2004	% change in local currency		April - June 2003	% Change 2Q04 / 2Q03
	2004	2003
Financial Data
Operating revenues	301.4	266.0	13.3%		37.2%		145.9	155.5	-5.3%		135.6	7.6%
EBITDA	-78.9	-16.7	n.s.		n.s.		-31.7	-47.3	-32.3%		-12.2	n.s.
EBITDA Margin	-26.2%	-6.3%	-19.9	p.p	-19.9	p.p	-21.7%	-30.4%	8.7	p.p	-9.0%	-12.7	p.p

Telefónica Móviles México (TMM) has continued to strengthen its position in the country, especially in the growing GSM market. In 2Q04, TMM’s commercial activity increased 14% vs. 1Q04, with net adds in the period of 308 thousand customers, nearly triple the figure of 2Q03.

TMM’s total customer base at the end of June 2004 was 4.080MM (+61% vs. 2Q03; +8% vs. 1Q04), driven by GSM customer acquisition. At that date, GSM customers accounted for nearly 50% of TMM’s total customers (vs. 38% at the end of March).

Note also the positive results in gross adds from the first approaches to the corporate business segment, based on the product range already being offered to companies in Spain.

As for the GSM network rollout, coverage was extended in 2Q04 to 70% of the national GDP, while the distribution network was expanded to over 8,500 points of sale.

On the other hand, early in July TMM announced the rollout of EDGE technology on its GSM network, providing the most advanced broadband service in Mexico.

In line with the growth of the customer base, total traffic in 2Q04 grew 8% vs. 1Q04, with MOU in 2Q04 of 62 minutes (+1.0% vs. 1Q04) and ARPU of 171 Mexican pesos (-1.4% vs. 1Q04).

As regards financial results, we would underline the improvement in service revenues, which in 2Q04 showed growth of 8% vs. 1Q04 in local currency, in line with the growth of the customer base. The decrease in total operating revenues of 5% in local currency vs. 1Q04 is due to the decline in handset sales, as the distribution channel was supplied at the end of the previous quarter with handsets for the Mother’s Day campaign.

Meanwhile, EBITDA losses were €31.7MM in 2Q04, -33% vs. 1Q04, despite the more intense commercial activity. In 1H04, TMM posted an EBITDA loss of -€78.9MM

Total capex in the first six months of the year was €49MM, with capex committed up to June 30 of €286MM.

Argentina

•	Growth trend in net additions, to 219 thousand customers in 2Q04.

•	Improved MOU & ARPU.

•	Progress in the roll-out of the GSM network.

April-June	15
2004

Business performance by geographic region

Telefónica Comunicaciones Personales (Unifón)

	In thousands
	June		% Change
	2004	2003
Subscriber Data
Total subscribers	2,189	1,608	36.1%
Prepaid	1,456	1,120	29.9%
Contract	733	488	50.4%
Equity Subscribers	2,144	1,575	36.1%

Unaudited figures	In million Euros
	January - June		% Change		% change in local currency		April - June		% Change
	2004	2003					2004	2003
Financial Data
Operating revenues	146.8	105.3	39.4%		50.2%		76.8	56.6	35.7%
EBITDA	21.4	32.6	-34.5%		-29.4%		5.5	17.0	-67.7%
EBITDA Margin	14.6%	31.0%	-16.4	p.p	-16.4	p.p	7.2%	30.1%	-22.9	p.p

The growth of the Argentine cellular market, driven since the previous quarter by the GSM network rollout and high levels of commercial activity, continued to accelerate in 2Q04, reaching an estimated penetration rate of 25% (vs. 18% in 1H03).

At the end of June 2004, Unifón had 2.189MM customers, 36% more than the year before and 11% more than in March 2004. In 2Q04, the faster development of the GSM network, alongside the increase in the number of points of sale and the specific campaigns carried out in the quarter, underpinned further growth in net adds, which totalled more than 219 thousand in 2Q04 (61 thousand in 2Q03) and far exceeding those of 1Q04 (+50%).

By the end of the quarter, 4 months after the commercial launch of the service, GSM customers accounted for 5% of Unifón’s total customer base.

We would highlight that the growth in the customer base was accompanied by an improvement in customer usage ratios. MOU showed year-over-year growth of 24% vs. 2Q03 and 6% vs. 1Q04 on the back of a recovery in consumption and campaigns aimed at boosting the usage of services. The increase in traffic led to an 18% increase in ARPU in local currency vs. 2Q03 and 3% vs. 1Q04.

In terms of results, Unifón recorded a year-over-year increase in operating revenues in 1H04 of 50.2% in pesos, underpinned by higher traffic and increased handset sales on the back of the growth in net adds.

The greater commercial activity and higher costs associated with the launch of GSM undermined EBITDA in 2Q04, which saw a decline of 29.4% in 1H04 in local currency, leaving an EBITDA margin of 14.6% in 1H04 and 7.2% in 2Q04.

As for capex, the company continued to roll out the GSM network, having extended coverage in the second quarter to Córdoba, Rosario, Tucumán, Salta, Bahía Blanca, Neuquén, San Luis, Comodoro Rivadavia and San Juan, reaching a coverage of 66% of the national GDP.

Total capex for Unifón through June 2004 was €60MM, with capex committed of €83MM.

April-June	16
2004

Business performance by geographic region

Peru

•	TM Peru continues to lead the market growth.

•	Accelerating growth in customer base in both segments.

•	EBITDA margin sustained over the quarter, despite high commercial activity.

T. Móviles Perú

	In thousands
	June		% Change
	2004	2003
Subscriber Data
Total subscribers	1,795	1,304	37.7%
Prepaid	1,478	1,015	45.6%
Contract	318	289	10.0%
Equity Subscribers	1,759	1,278	37.7%

Unaudited figures	In million Euros
	January - June		% Change		% change in local currency		April - June		% Change
	2004	2003					2004	2003
Financial Data
Operating revenues	118.2	121.3	-2.6%		8.3%		61.3	58.6	4.6%
EBITDA	30.6	44.4	-31.0%		-23.3%		16.1	21.8	-26.0%
EBITDA Margin	25.9%	36.6%	-10.7	p.p	-10.7	p.p	26.3%	37.2%	-10.9	p.p

The Peruvian cellular market continues to show strong growth, ending 2Q04 with an estimated 3.4MM users, with penetration of 12.4%, 3.2p.p. higher than at the end of 2Q03.

Against this backdrop, TM Perú continues to lead market growth, with net adds of over 161 thousand customers in 2Q04, 2.5 times higher than the figure recorded in 2Q03 and 25.4% higher than 1Q04.

Efforts in customer acquisition led to increased year-over-year growth in the customer base in both segments (contract 10% vs. +7% in 1Q04 and prepaid +46% vs. +39% in 1Q04). The company ended 2Q04 with a customer base of 1.8MM, +38% vs. 2Q03.

It is also worth noting that at the close of 2Q04, 25% of the customer base had a handset with CDMA 2000 1xRTT technology, vs. 15% in the previous quarter.

As regards financial results, TM Perú’s operating revenues in local currency grew 8.3% in 1H04 vs. 1H03. This was due largely to the increase in the customer base and growth in prepaid outgoing traffic, which were partly offset by the lower interconnection revenues due to the decline in traffic from fixed networks.

As a result of the increase in operating expenses deriving from the intense commercial activity, EBITDA in local currency declined by 23.3% in 1H04, leaving an EBITDA margin of 25.9% vs. 36.6% in 1H03. The EBITDA margin in 2Q04 remains stable with respect to 1Q04 despite the strong commercial activity thanks to cost control.

Chile

•	Continues to lead market growth.

•	Growing customer base and rising market share driven by GSM.

April-June	17
2004

Business performance by geographic region

Telefónica Móvil - company acquired by Telefónica Móviles- ended 2Q04 with 2.7MM customers, with year-over-year growth of 41%. The company has once again led growth in the market, with 238 thousand net adds in 2Q04 (vs. 61 thousand in 2Q03), thanks to the positive performance of GSM net adds.

In little more than a year after its launch (April 2003), the company has a GSM customer base of 923 thousand, 34% of the total customer base.

As for financial results in 1H04, the strong increase in the customer base, together with higher outgoing traffic, continue boosting revenues’ advance. Meanwhile, the EBITDA margin reduction from 1Q04 (20.8% in 2Q04 and 24.3% in 1Q04) is due to the higher commercial activity as well as the impact from the reduction in mobile interconnection tariffs from February 2004. Thus, EBITDA margin for 1H04 stood at 22.6%.

Guatemala and El Salvador

•	Increased commercial activity.

•	Revenues continue to rise at constant exchange rates.

TEM Guatemala and TEM El Salvador

	In thousands
	June		% Change
	2004	2003
Subscriber Data
Total subscribers	531	358	48.1%
Prepaid	409	253	61.3%
Contract	122	105	16.3%
Equity Subscribers	502	336	49.5%

Unaudited figures	In million Euros
	January - June		% Change		April - June		% Change
	2004	2003			2004	2003
Financial Data
Operating revenues	84.5	81.1	4.2%		44.3	41.2	7.5%
EBITDA	11.2	13.3	-15.9%		5.4	9.8	-44.5%
EBITDA Margin	13.2%	16.4%	-3.2	p.p	12.2%	23.7%	-11.5	p.p

The total customer base managed by Telefónica Móviles’ operators in Guatemala and El Salvador at the end of June 2004 stood at 531 thousand (238 thousand in Guatemala and 293 thousand in El Salvador), a year-over-year increase of 48%.

The sharp increase in customers compared to the previous quarter reflects the larger net adds (over 71 thousand customers in 2Q04 vs. 55 thousand in 1Q04) -a result of the commercial effort made in the Mother’s Day campaign.

As regards financial results, we would highlight the 16.9% year-over-year increase in total revenues from both operations vs. 1H03 in constant euros, fuelled by the growth of the customer base. EBITDA performance reflects the larger commercial effort made. The EBITDA margin was 13.2% in 1H04 vs. 12.2% in 2Q04.

Puerto Rico

•	Very competitive market where principal US operators compete.

April-June	18
2004

Appendix

MoviStar Puerto Rico, the wireless operator managed by Telefónica Móviles, ended June with 155 thousand customers, reflecting negative net adds of 12 thousand customers in 2Q04. This shows, one more quarter, the tough competition that exists in the market.

April-June	19
2004

Appendix

Telefónica Móviles Group

Consolidated Income Statement

Unaudited figures	In million Euros
	January - June		% Change	April - June		% Change
	2004	2003		2004	2003
Operating revenues	5,287.9	4,635.9	14.1	2,727.4	2,506.2	8.8
Operating expenses	(3,048.1)	(2,525.6)	20.7	(1,589.0)	(1,373.6)	15.7
Supplies	(1,477.8)	(1,102.5)	34.0	(788.7)	(617.3)	27.7
Personnel expenses	(247.3)	(237.4)	4.2	(127.9)	(118.2)	8.3
Subcontract and taxes	(1,322.9)	(1,185.7)	11.6	(672.4)	(638.1)	5.4
Other net operating income (expense)	30.9	16.7	85.2	13.7	1.3	n.s.

EBITDA	2,270.8	2,127.0	6.8	1,152.2	1,133.9	1.6

Depreciation and amortization	(718.2)	(724.8)	(0.9)	(359.5)	(367.5)	(2.2)

Operating profit	1,552.6	1,402.2	10.7	792.7	766.4	3.4

Profit from associated companies	(21.0)	(47.7)	(55.9)	(9.3)	(24.1)	(61.5)
Financial income (expense), net	(152.4)	(157.0)	(2.9)	(96.5)	(78.1)	23.5
Amortization of goodwill	(38.6)	(46.5)	(17.1)	(17.8)	(25.5)	(30.1)
Extraordinary income (expense), net	(14.6)	6.0	c.s.	(20.7)	1.0	c.s.

Income before taxes	1,325.9	1,157.0	14.6	648.5	639.7	1.4

Income taxes	(438.2)	(388.9)	12.7	(188.2)	(217.7)	(13.6)

Net income before minority interests	887.8	768.1	15.6	460.4	422.0	9.1

Minority interests	1.4	10.8	(87.4)	5.5	(2.2)	c.s.

Net income	889.1	778.9	14.2	465.9	419.8	11.0

Outstanding shares (million)	4,330.6	4,330.6	—	4,330.6	4,330.6	—
Net income per share	0.21	€0.18	€14.2	0.11	€0.10	€11.0

April-June	20
2004

Appendix

Telefónica Móviles Group

Consolidated Balance Sheet

Unaudited figures	In million Euros
June 2004
Long term assets	9,961.1
Start up expenses	330.9
Intangible net assets	2,724.0
Fixed net assets	4,290.7
Investments	2,615.5
Goodwill	1,026.5
Deferred expenses	19.5
Current assets	4,970.7
Inventories	299.7
Accounts receivable	2,299.2
Short term investments [1]	2,009.3
Cash and banks	60.4
Other	302.1
Assets = Liabilities & Shareholders’ equity	15,977.8
Shareholders’ equity	4,122.7
Minority interests	53.8
Deferred income	35.4
Provisions for risks and expenses	1,167.1
Long term accrued taxes payable	28.0
Long term debt	5,522.7
Short term debt including current maturities	1,402.9
Other creditors	3,645.2

1 Only includes short term investments which bear interest.

April-June	21
2004

Appendix

Telefónica Móviles Group

Breakdown of subscribers, revenues and EBITDA

Unaudited figures	In million Euros
	January – June 2004			January – June 2003
	Subscribers (000’)	Revenues	EBITDA	Subscribers (000’)	Revenues	EBITDA
TEM Spain	18,639	3,904.0	2,058.7	18,877	3,469.6	1,875.9
Brazil [1]	23,514	731.9	262.0	17,521	585.3	217.3
Mexico	4,080	301.4	(78.9)	2,539	266.0	(16.7)
Argentina	2,189	146.8	21.4	1,608	105.3	32.6
Peru	1,795	118.2	30.6	1,304	121.3	44.4
Guatemala & El Salvador	531	84.5	11.2	358	81.1	13.3

[1]	The annual comparison is affected by the incorporation of TCO from May 2003.

Capex by geographic regions

Unaudited figures	In million Euros
	January - June		% Change	April - June		% Change
	2004	2003		2004	2003
Spain	268.2	217.5	23.3%	131.1	106.0	23.7%
Latinamerica
Brazil [1]	71.3	42.1	69.1%	52.2	21.1	147.7%
Mexico	49.1	191.5	-74.4%	23.4	181.7	-87.1%
Argentina	60.0	0.4	n.s.	34.9	0.3	n.s.
Perú	5.3	9.1	-41.2%	2.2	5.0	-57.1%
Guatemala and El Salvador	29.3	4.9	n.s.	26.7	2.5	n.s.
Rest of World	0.6	0.6	0.2%	0.2	0.3	-42.7%
TOTAL	483.8	466.2	3.8%	270.7	317.0	-14.6%

[1]	The annual comparison is affected by the incorporation of TCO from May 2003.

April-June	22
2004

Appendix

Telefónica Móviles Group

Change in Debt

		In million Euros
	Cash Flow	June 2004
I	Cash flows from operations	1,834.2
II	Other payment related to operating activities	-22.2
III	Net interest payment	-160.1
IV	Payment for income tax	-27.3
A=I+II+III+IV	Net cash provided by operating activities	1,624.7
V	Net payment for investment in fixed and intangible assets	-599.6
VI	Net payment for financial investment	-32.3
B=V+VI	Net cash used in investing activities	-631.9
C	Dividends Paid	-787.1
D=A+B+C	Cash Flow after dividends	205.6
E	Capital Increase	0.1
F	Effects on net debt of exchange rate changes, hedges and others	-25.1
G	Effects on net debt of changes in consolidation	0.0
H	Net debt at the beginning of the period (December 03)	5,086.7
I=H-D-E+F+G	Net debt at the end of the period (June 04)	4,855.9

VI	Includes contributions to Ipse for the payment to Ferrovie dello Stato, payments related to the acquisition of TCO and payments to NTT DoCoMo & Itochu related with the acquisition of a stake in Sudestecel.

C	Telefónica Móviles, S.A. dividend in June 2004.

Cash Flow

In million Euros
EBITDA	2,270.8
(+/-) Income from sale/write down of assets	-1.8
-CAPEX accrued during the period	-483.8
-Write down of assets	6.9
-Net financial payments	-160.1
-Extraordinary payment/collection	-22.2
-Income tax payment	-27.3
-Net payment for financial investment	-32.3
-Payments of dividends	-787.1
(+/-) Investment in working capital	-513.2
(+/-) Others	-44.3
Cash flow after dividends	205.6

April-June	23
2004

Appendix

Glossary

ARPU (Average Revenue per User): Average monthly revenue per customer. This includes revenues from fees, monthly subscriber fees, traffic -without discounting traffic promotions-, outgoing roaming and interconnection fees. It excludes handset sales and revenues from incoming roaming. Loyalty programs are not considered as lower revenues in the ARPU calculation

The ARPU figures appearing in this report refer to average ARPU for the quarter.

The average quarterly customer base is calculated as the average of the average customers bases of the three months in the quarter.

For the Brazilian operators, ARPU is calculated as service revenues (operating revenues - handset sales) divided by average customer base.

MOU (Minutes of Usage): Average airtime minutes per customer per month. Airtime minutes include outgoing traffic (mobile to fixed, on-net mobile and mobile to other mobile operators) and incoming traffic (fixed to mobile and other mobile operators to mobile).

Churn: Disconnection rate. This is calculated as the number of disconnections during the period among the average customer base for the period.

Commercial actions: Includes additions, migrations and handset changes.

Active MMS user: Any user who has sent or received an MMS in the last month, other than those who only receive promotional MMS messages.

Active I-mode user: Any user who has accessed i-mode content in the last month during an internet browsing session.

Consolidated net financial debt: Includes the financial debt of all the companies consolidated by the proportional and full consolidation method.

Net financial debt is defined as: Long-term debt + Short-term financial debt, including current maturities - Short-term investments - Cash and banks.

Proportionate net financial debt: Includes the net financial debt of the companies in which Telefónica Móviles Group has an economic stake and a significant influence in the management, weighted in each case by the economic ownership.

For more information:

Investor Relations

Paseo de Recoletos 7-9 - 2ª Planta. 28004 - Madrid

Tel: 91 - 423 40 27. Fax: 91 - 423 44 20

E-mail: garcialegaz_m@telefonicamoviles.com

              sanroman_a@telefonicamoviles.com

              ares_a@telefonicamoviles.com

www.telefonicamoviles.com/ir

This presentation to analysts contains statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Telefónica Móviles undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica Móviles´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts are encouraged to consult the Company´s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securiti

April-June	24
2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: July 27, 2004	By:	/s/ Antonio Hornedo Muguiro
	Name:	Antonio Hornedo Muguiro
	Title:	General Counsel